Form 4 __                                                     OMB APPROVAL
      |__| Check this box if no longer                OMB Number : 3235-0287
           subject to Section 16. Form 4              Expires:April 30, 1997
           or Form 5 obligations may                  Estimated average burden
           continue. See Instructions 1(b).           hours per response..0.5

      U. S. SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
 			Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility	Holding Company Act of 1935 or
    Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Salerno      James        L
   --------------------------------
    (Last)       (First)    (Middle)

           13 Cardinal Lane
   --------------------------------
               (Street)

     Andover       MA        01810
   --------------------------------
     (City)      (State)     (Zip)

2. Issuer Name and Ticker Or Trading Symbol

   Xerographic Laser Images Corp.

3. IRS or Social Security
    Number of Reporting
    Person (Voluntary)

      ###-##-####
    ----------------

4. Statement for
    Month/Year

    June 1997
   -----------

5. If Amendment, Date of
    Original
    (Month/ Year)
   ------------

6. Relationship of Reporting Person to Issuer
                  (Check all applicable)

          ___    Director                    ___ 10% Owner
          _X_    Officer (give               ___ Other (specify
                          title                      below)
                          below)

          C.F.O. and Treasurer & Secretary
          --------------------------------

             Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security     2.Transaction Date      3.Transaction Code    4.Securities Acquired (A) or
   (Instr. 3)             (Month/day/year)        (Instr. 8)            Disposed (D)
                                                  Code      V           (Instr. 3,4,5)
                                                                        Amount  (A) or (D)  Price
  -----------------       ----------------       -----    -----         ------   ---------  ------
  Common Stock

  Preferred Stock         6/3/97                  J                     50,000       A       $.1875

1.Title of Security     5.Amount of Securities  6.Ownership Form:     7.Nature of Indirect
  (Instr. 3)              Owned at End of         Direct (D) or         Beneficial
                          Issuer's Month          Indirect (I)          Ownership
                          (Instr. 3 and 4)        (Instr. 4)            (Instr. 4)
  -----------------       --------------------    ----------------      -------------------------
  Common Stock                98,584                     D

  Preferred Stock             50,000                     D

Form 4 (continued)
                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative   2.Conversion of         3.Transaction         4.Transaction Code    5.Number of Derivative
  Security                Exercise Price of       Date                  (Instr. 8)            Securities Acquired (A) or
  (Instr. 3)              Derivative Security     (Month/Day/                                 Disposed (D)
                                                   Year)                 Code      V             (A)           (D)
 --------------------    --------------------    ------------           -------  -------      ---------     ---------
 Options                     $.125                 6/3/97                  J                      A

 Warrants

1.Title of Derivative   6.Date Exercisable      7.Title and Amount    8.Price of Deri-      9.Number of Derivative
  Security                and Expiration Date     of Underlying         vative Security       Securities Beneficially
  (Instr. 3)              (Month/Day/Year)        Securities            (Instr. 5)            Owned at End of Month
                                                  (Instr. 3 and 4)                            (Instr. 4)
                           Date                            Amount or
                          Exerci-   Expiration             Number of
                           sable      Date        Title    Shares
 --------------------    ---------  ----------    -------  ---------   ----------------      -----------------------
 Options                  6/3/97      6/3/02      Common     25,000
                                                  Stock
 Warrants                                         Common     40,000
                                                  Stock

1.Title of Derivative   10.Ownership Form of     11.Nature of Indirect
  Security                 Derivative Securi-       Beneficial Owner-
  (Instr. 3)               ties Beneficially        ship
                           Owned at End of          (Instr. 4)
                           Month
                           (Instr. 4)
 --------------------    ---------------------    ------------------
 Options                         D

 Warrants                        D

Explanation of Responses:





** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


   /s/James L. Salerno                   6/12/97
   --------------------------------      --------
   ** Signature of Reporting Person        Date

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